SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			16,512,491		0.1051	0.1051

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	04	21,672	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	18	23,377	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	24	65,874	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	27	283,143	0.00000	0.00
			Total Conversion ADRs (Out)		394,066		0.00

Shares	Common	Direct with the Company	Exerc Options	03	35,525	1.322840	46,993.89
Shares	Common	Direct with the Company	Exerc Options	03	38,650	3.350960	129,514.60
Shares	Common	Direct with the Company	Exerc Options	03	30,125	9.359600	281,957.95
Shares	Common	Direct with the Company	Exerc Options	03	25,385	11.972000	303,909.22
Shares	Common	Direct with the Company	Exerc Options	11	44,675	0.015000	670.13
Shares	Common	Direct with the Company	Exerc Options	13	95,210	11.972000	1,139,854.12
Shares	Common	Direct with the Company	Exerc Options	15	44,675	0.015000	670.13
Shares	Common	Direct with the Company	Exerc Options	16	169,175	4.540000	768,054.50
Shares	Common	Direct with the Company	Exerc Options	16	25,385	11.972000	303,909.22
Shares	Common	Direct with the Company	Exerc Options	17	30,125	9.359600	281,957.95
Shares	Common	Direct with the Company	Exerc Options	20	84,950	5.367600	455,977.62
Shares	Common	Direct with the Company	Exerc Options	20	68,625	5.359600	367,802.55
Shares	Common	Direct with the Company	Exerc Options	20	37,000	6.958800	257,475.60
Shares	Common	Direct with the Company	Exerc Options	20	57,225	9.359600	535,603.11
Shares	Common	Direct with the Company	Exerc Options	20	183,585	11.710000	2,149,780.35
Shares	Common	Direct with the Company	Exerc Options	20	159,940	11.972000	1,914,801.68
Shares	Common	Direct with the Company	Exerc Options	23	30,125	9.359600	281,957.95
Shares	Common	Direct with the Company	Exerc Options	23	25,385	11.972000	303,909.22
Shares	Common	Direct with the Company	Exerc Options	24	84,475	0.061064	5,158.38
Shares	Common	Direct with the Company	Exerc Options	24	30,125	9.359600	281,957.95
Shares	Common	Direct with the Company	Exerc Options	24	48,235	11.972000	577,469.42
			Total Sell		1,348,600		10,389,385.54

Shares	Common	Direct with the Company	Plan of Shares Acquisition	03	2,828,416	16.64	47,064,842.24
Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	67,328	16.93	1,139,863.04
Shares	Common	Direct with the Company	Plan of Shares Acquisition	16	68,444	17.05	1,166,970,20
Shares	Common	Direct with the Company	Plan of Shares Acquisition	17	16,393	17.20	281,959.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	20	346,800	17.35	6,016,980.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	23	33,788	17.34	585,883.92
Shares	Common	Direct with the Company	Plan of Shares Acquisition	24	63,505	17.30	1,098,636.50
Shares	Common	Direct with the Company	Plan of Shares Acquisition	26	19,673	17.31	340,539.63
Shares	Common	Direct with the Company	Plan of Shares Acquisition	31	34,884	17.20	600,004.80
			Total Buy		3,479,231		58,295,679.93

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			18,249,056		0.1161	0.1161

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	04	21,672	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	18	23,377	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	24	65,874	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	27	283,143	0.00000	0.00
			Total Conversion ADRs (In)		394,066		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	04	17,803	5.11	90,974.24
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	18	15,023	5.34	80,225.28
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	24	120,676	5.43	655,273.42
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	27	57,957	5.45	315,860.94
			Total Buy		211,459		1,142,333.88

ADR (*)	Common	Direct with the Company	Exerc Options	04	39,475	2.3046038	90,974.24
ADR (*)	Common	Direct with the Company	Exerc Options	18	38,400	2.0892000	80,225.28
ADR (*)	Common	Direct with the Company	Exerc Options	24	103,850	2.0892000	216,963.42
ADR (*)	Common	Direct with the Company	Exerc Options	24	82,700	5.3000000	438,310.00
ADR (*)	Common	Direct with the Company	Exerc Options	27	189,550	0.0000000	0.00
ADR (*)	Common	Direct with the Company	Exerc Options	27	42,675	1.1784400	50,290.10
ADR (*)	Common	Direct with the Company	Exerc Options	27	25,250	2.2824580	57,632.06
ADR (*)	Common	Direct with the Company	Exerc Options	27	52,325	1.6760000	87,696.70
ADR (*)	Common	Direct with the Company	Exerc Options	27	31,300	3.8416000	120,242.08
			Total Sell		605,525		1,142,333.88

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer